Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(13,276)	$10,409	$26,366	$78,756	$88,376
Fixed charges - per below	44,329	44,109	50,470	48,760	57,689
Less:
Capitalized interest	(185)	(851)	(1,328)	(2,550)	(4,563)

Earnings before fixed charges	30,868	53,667	75,508	124,966	141,502

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	43,994	43,108	48,992	46,060	52,976
Capitalized interest	185	851	1,328	2,550	4,563
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	44,329	44,109	50,470	48,760	57,689

Income allocated to preferred shareholders	6,008	6,008	6,008	6,008	5,045
Total combined fixed charges and preferred distributions	50,337	50,117	56,478	54,768	62,734

Ratio of earnings to fixed charges (a)	0.61	1.07	1.34	2.28	2.26

*  Includes amounts reported in discontinued operations

(a)

In fiscal 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2012.